December 14, 2005

Via U.S. Mail
John Pasqualoni
President and Chief Executive Officer
Seneca Gaming Corporation
310 Fourth Street
Niagara Falls, NY 14303

Re:	Seneca Gaming Corporation
	Amendment No. 1 to Registration Statement on Form S-4
	File No. 333-128443
	Filed on November 30, 2005

Dear Mr. Pasqualoni:

     We reviewed your filing and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

     The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary
1. We note your disclosure of net revenues for both of your casinos,
Seneca Niagra and Seneca Allegany, for the 12 months ended June
30,
2005. To balance this disclosure, please also include disclosure of your net income or loss for that same period.
2. Please clarify why you provide net revenue and income information for the year ended June 30, 2005, when your fiscal year ends September 30, 2005.



Recent Developments, page 6
3. Please update this section, and the MD&A section, to reflect the current status of the gaming facility construction in Erie County.

Where You Can Find More Information, page 173
4. We reissue prior comment 5. Please revise to reflect the SEC`s new address: 100 F Street, NE, Washington, DC 20549.

Index to Consolidated Financial Statements
Note 1. Organization and Basis of Presentation, page F-6 and F-7
5. We note your response to our prior comments 31 and 35. Please include in your financial statements disclosure explaining your rational and accounting as to why you concluded that the $22 million payment should be classified as a leasehold improvement as summarized in your response to our prior comments 31 and 35. Also disclose the life used in amortizing the $22 million leasehold improvement.

Note 13. Condensed Consolidated Financial Statements Information, page F-16
6. We note your response to our prior comment number 36 and the disclosures that have been included in Note 13 in response to our prior comment. Please revise Note 13 to include a statement indicating that condensed consolidating financial information for the years ended September 30, 2003 and 2002 has not been provided as management does not believe the additional disclosure would be meaningful to potential users of your financial statements as you have noted in your response.

Condensed Consolidated Financial Statements for the period ended
June
30, 2005
Condensed Consolidated Statements of Cash Flow Sheet, page F-25
7. We note your revised disclosure and your response to our prior comment 37, but we still do not believe you have adequately addressed our comment. In this regard, we ask you again to please provide the disclosures required by paragraph 19 through 21 of SFAS No. 115 for the periods presented in your interim financial statements. Additionally, tell us and disclose the type of other long-term assets that were transferred into short-term investments and expand your disclosure to explain why these short-term investments were transferred or reclassified from other long-term assets.

Note 2. Long-Term Debt, page F-27
8. We note your response to our prior comment 39. It appears from you Note 13 to the consolidated financial statements on page F-20 that the parent company has significant independent assets. Based on the fact that your parent company has significant independent assets, we re-issue our comment and ask you to please provide the condensed consolidated financial information for the parent company and the subsidiary guarantors of your 2004 71/4 Senior Notes due 2012 for the periods presented in your interim financial statements as required by
Rule 3-10(f) of Regulation S-X. Also see notes to paragraph (f) in
Rule 3-10 (f) of Regulation S-X for additional guidance.

Note 3. Related -Party Transaction
Land Leases from the Nation, page F-28
9. Please revise your disclosure in Note 3 to your interim financial statements so that they include disclosures similar to the revisions included in Note 11 to your consolidated financial statements on page
F-16 and F-17.

Exhibit 5.1
10. Please delete the second sentence of paragraph B, or tell us why that is an appropriate disclaimer.

Letter of Transmittal
11. We reissue prior comment 45. Please remove the language in the last sentence of the third paragraph on page four asking the note holder to acknowledge that he/she has "read" all of the terms of the exchange offer.

Closing Comments

      As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Jeffrey Jaramillo at (202) 551-3212 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Mathew
C. Bazley at (202) 551-3382 or me at (202) 551-3814 with any other questions.

							Sincerely,



							Sara W. Dunton

cc:	Via Facsimile
	Kim E. Ramsey
	Akin Gump Strauss Hauer & Feld LLP
	300 Convent Street, Suite 1500
	San Antonio, TX 78205

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Seneca Gaming Corporation
December 14, 2005
Page 1